Mail Stop 4561

November 14, 2008

Wee Tak Pang
Chairman and Chief Executive Officer
Hotgate Technology, Inc.
Room 1602 Aitken Vanson Centre, 61 Hoi Yuen Rd.
Kwun Tong, Hong Kong

Re: Hotgate Technology, Inc.
Form 8-K and 8-K/A
Filed September 9, 2008 and October 1, 2008
File No. 333-129388

Dear Mr. Pang:

We have completed our review of your Form 8-Ks and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief